d·local

Earnings
Release

3Q25

3Q25 Earnings Release

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB
Montevideo, Uruguay, November 12, 2025 — DLocal Limited ("dLocal", "we", "us", and "our")
(NASDAQ:DLO), a technology - first payments platform today announced its
financial results for the third quarter ended September 30, 2025.

d·local

Key Business Highlights



Total Payment Volume *billions*

3Q25	10.4
2Q25	9.2
3Q24	6.5

RECORD

US$10.4B

▲+59% YoY ▲+13% QoQ ▲+66% YoY
Constant Currency

Revenue *millions*

3Q25	282
2Q25	256
3Q24	186

RECORD

US$282M

▲+52% YoY ▲+10% QoQ ▲+63% YoY
Constant Currency

Gross Profit *millions*

3Q25	103
2Q25	99
3Q24	78

RECORD

US$103M

▲+32% YoY ▲+4% QoQ ▲+41% YoY
Constant Currency

Adjusted EBITDA *millions*

3Q25	72
2Q25	70
3Q24	52

RECORD

US$72M

▲+37% YoY ▲2% QoQ

Net income *millions*

3Q25	52
2Q25	43
3Q24	27

RECORD

US$52M

▲+93% YoY ▲+21% QoQ

Record-setting quarter, one more example of our strong growth and continued diversification.

TPV at record high of $10.4B, growing nearly 60% YoY, the 4th straight quarter above 50% YoY.

Revenue up +52% YoY reaching $282M for the quarter. **Gross profit surpassed $100M for the first time,** reaching $103M, up +32% YoY.

Adjusted EBITDA up +37% YoY, representing 69% of gross profit as we continue our margin discipline.

Net income growth at 93% YoY. Continued healthy cash flow generation with **$38M of Adj. FCF.**



Letter to Shareholders

PEDRO ARNT CEO dLocal

We delivered another record quarter, the first time with TPV above $10B and gross profit that surpassed $100M, one more example of our strong growth and continued diversification, all of which underscore the potential and resilience of our business model.

TPV is the key metric we manage the business to, trusting that long-term scale and market share are the critical elements behind our investment thesis. TPV grew nearly 60% year-over-year in USD and 66% on a constant currency basis, marking the fourth consecutive quarter of growth above 50% versus the prior year. This underscores the favorable secular trends in Emerging Markets and our execution accompanying merchants into new markets and expanding their payment methods offering.

Gross Profit reached $103 million, up roughly 32% year-over-year, supported by strong broad-based volume growth, with particular strength in Brazil, Colombia, and Other LatAm and Other Africa & Asia. These gains were partially offset by the volatile macro situation in Argentina, payment mix shift towards an APM with temporary margin pressure in Mexico, and the full-quarter impact of previously referenced share-of-wallet losses in Egypt. Despite our investment cycle, disciplined expense management sustained healthy operating leverage, with Adjusted EBITDA of $72 million, representing 69% of Gross Profit.

Net income was $52 million, up 93% year-over-year, primarily reflecting lower finance costs following the significant reduction of our exposure to Argentine peso-denominated bonds during 2Q25. Free Cash Flow to Net Income conversion remains at healthy levels, reinforcing the cash-generative nature of our model.

Our results reflect our continued ability to navigate the fragmentation and complexity inherent in emerging markets financial infrastructure to deliver value to shareholders.

The complexity across the global south is not waning - if anything, it is increasing. In Brazil, local Pix payments already account for more than half of e-commerce volume[1], and local payment methods are the majority across emerging markets and are expected to reach nearly 60% by 2027[2]. Buy Now, Pay Later is smaller today but growing faster than the overall market, with significant potential[2]. Crypto corridors through stablecoins are also rapidly emerging as relevant in the payment infrastructure mix, opening new opportunities and positioning dLocal as the key provider of on- and off-ramps between stablecoins and fiat across 40+ markets where we operate.

In the face of this rising complexity, our core value proposition, One dLocal, becomes even more compelling for merchants. We abstract local complexity to a single partner with the widest and deepest coverage, by which we mean the most Emerging Markets countries and the largest number of payment methods per country. Our one-stop shop for emerging markets financial infrastructure addresses both card-based and local payment methods in each market we serve.

We are merchant-led and optimize for expanding TPV and gross profit dollars over time. We consistently add new merchants, deepen our share of wallet with existing merchants, expand payment methods, and accompany clients into new countries. We also benefit from secular trends of digitalization and economic growth in our markets and from the desire of the world's preeminent brands to expand where growth is - across emerging markets.

Importantly, most of our growth continues to come from existing merchants, underscoring the strength and scale of our base. For example, our clients include six of the Mag-7. The strong volume growth with key merchants, coupled with our value proposition, results in customer loyalty that we are very proud of.

---

[1] PCMI eCommerce Data Library (2024). [2] PCMI eCommerce Data Library (2024). Emerging markets include Argentina, Brazil, Chile, Colombia, Egypt, India, Indonesia, Kenya, Mexico, Nigeria, Pakistan, Peru, Philippines, Saudi Arabia South Africa, Turkey, Vietnam. APMs include all payment methods expect Debit card, Domestic only credit card, and Internationally-enabled credit card.

We have leading Net Revenue Retention (NRR) compared to many peers in the payments and software industry, reflecting durable upsell and cross-sell across geographies, payment methods, and flows. Since 2020, our NRR has always been above 100%, and in the past quarter it increased to 149%.

As we scale - expanding breadth, depth, and service quality - our business becomes stickier and more diversified. Our country and market concentration continue to decrease as the rest of our footprint grows even faster than our top three markets, which themselves remain very healthy. This creates diversification and reduces the impact of the inherent volatility of any individual Emerging Market.

Top-merchant concentration, defined as the top 10 merchants in any given quarter, remains broadly in line with historical levels. However, as we deepen share with existing merchants and onboard new large ones, the composition of the top 10 rotates quarter to quarter. On a cohort basis, the top 10 of any given quarter loses share over time not because those clients shrink but because others grow more, decreasing dependence on any single name.

To summarize, this quarter consolidates the positive trends of the last nine months: sustained growth, an improving business mix, a disciplined cost posture, and continued strong cash generation.

As a team, we remain squarely focused on executing against the massive opportunity ahead, confident we are building the leading emerging markets financial infrastructure company for the next decade and beyond. ■



Tech & Commercial Update

Technology Update

Our product innovation roadmap remains a top priority as we look to diversify our revenue base and drive increased average revenue per merchant.

Our **APM on-file capabilities** now cover 27 of local payment methods across 16 countries, and are growing quickly, replicating card-on-file convenience to reduce checkout friction and lift conversion, while allowing merchants to benefit from cost, speed and adoption of leading local payments methods. As an illustrative example, after implementing tokenization for Yape, one of Peru's top APMs, conversion on that method increased by 34 percentage points[1].

The **BNPL Fuse**, our proprietary aggregator for buy-now-pay-later solutions, is now live in six countries with two more to follow shortly across Latin America, Africa, the Middle East, and Asia. This is an important step towards enabling our merchants to benefit from the massive demand for credit in our markets. Although still in its early stages, we are seeing initial signs of product market fit with 2.5x growth in volumes quarter-over-quarter. We take no credit risk and generally deploy it via a revenue share model with local partners, generating a higher take rate payment volume on these transactions.



[1] dLocal internal data (client case).

Commercial Update

We continue to partner with best-in-class players from a commercial and capabilities perspective to solve their financial infrastructure challenges in our markets. Some examples of high profile, recent, integrations include:

Business partnerships



Enabling pay-ins in Latin America. Our partnership with Western Union integrates local and alternative payment methods into the brand's digital channels in Chile, Peru, Panama, Argentina, and Brazil. **Learn more**



Expanding payment options for ride-hailing. Together with Bolt, we simplify payment solutions for their delivery and mobility services in Africa, Asia, and Latin America. **Learn more**



Strengthening fiat-stablecoin transactions. As part of the Fireblocks Network, we're improving fiat-to-stablecoin operations for businesses in emerging markets. **Learn more**



Fueling payout growth in Africa. With Grey, we've achieved 80% quarterly payout growth, enabling faster, more reliable access to payments in Africa. **Learn more**

Capabilities partnerships

Agentic commerce: We join forces with Google to help shape the Agent Payments Protocol (AP2), an open standard for AI-driven transactions. **Learn more**



Real-time payments in South Africa: With Capitec Pay, we're enabling instant, secure account-to-account (A2A) payments, giving global merchants more choice. **Learn more**



Business highlights

Pay-ins TPV

US$7.2B

▲+55% YoY   ▲+12% QoQ

Pay-ins reaching the milestone of $7B, with strong performance in e-commerce, on-demand delivery, streaming, and ride-hailing verticals.

Pay-outs TPV

US$3.2B

▲+70% YoY   ▲+14% QoQ

Pay-outs reaching the milestone of $3B. QoQ expansion driven by by e-commerce, remittances, and financial services.

Cross-border TPV

US$5.3B

▲+75% YoY   ▲+13% QoQ

Cross-border reaching the milestone of $5B. QoQ results mainly driven by e-commerce, financial services, remittances, SaaS, and streaming.

Local-to-local TPV

US$5.1B

▲+46% YoY   ▲+13% QoQ

Local-to-local reaching the milestone of $5B, mainly explained by on-demand delivery, e-commerce, ride-hailing, streaming, and SaaS.

LatAm Revenue

US$234.3M

▲+61% YoY   ▲+16% QoQ   83% of total revenue

QoQ comparison driven by strong performance across diverse markets.

LatAm Gross Profit

US$81.5M

▲+47% YoY   ▲+11% QoQ   79% of total gross profit

QoQ comparison mainly explained by strong performance in Brazil, Colombia and Bolivia.

Africa and Asia Revenue

US$48.2M

▲+19% YoY   ▼-10% QoQ   17% of total revenue

The QoQ comparison was negatively affected by Egypt, up $4M ex Egypt (+11% QoQ).

Africa and Asia Gross Profit

US$21.7M

▼-4% YoY   ▼-14% QoQ   21% of total gross profit

The QoQ was negatively affected by Egypt, up $2M ex Egypt (+16% QoQ).

Revenue from Existing Merchants

US$276.8M

▲+54% YoY   NRR 149%

Annual growth and high net revenue retention rate (NRR) due to expansion among existing merchants.

Revenue from New Merchants

US$5.7M

vs. US$ 5.8M in 3Q24

Notable contribution from streaming, e-commerce, and financial services.

The tables below present the breakdown of dLocal's TPV by product and type of flow:

In millions of US$ except for %	Three months ended September 30				Nine months ended September 30			
	2025	% share	2024	% share	2025	% share	2024	% share
Pay-ins	7,191	69%	4,632	71%	19,027	69%	12,561	70%
Pay-outs	3,200	31%	1,884	29%	8,682	31%	5,300	30%
Total TPV	**10,390**	**100%**	**6,516**	**100%**	**27,709**	**100%**	**17,861**	**100%**

In millions of US$ except for %	Three months ended September 30				Nine months ended September 30			
	2025	% share	2024	% share	2025	% share	2024	% share
Cross-border	5,318	51%	3,035	47%	14,295	52%	8,163	46%
Local to Local	5,072	49%	3,480	53%	13,414	48%	9,699	54%
Total TPV	**10,390**	**100%**	**6,516**	**100%**	**27,709**	**100%**	**17,861**	**100%**

The tables below present the breakdown of dLocal's revenue by geography:

In millions of US$ except for %	Three months ended September 30				Nine months ended September 30			
	2025	% share	2024	% share	2025	% share	2024	% share
Latin America	**234.3**	*83%*	**145.2**	*78%*	**599.9**	*79%*	**409.3**	*76%*
Brazil	58.9	*21%*	32.9	*18%*	140.3	*19%*	118.3	*22%*
Argentina	41.4	*15%*	26.0	*14%*	101.3	*13%*	60.3	*11%*
Mexico	45.9	*16%*	38.9	*21%*	128.3	*17%*	108.8	*20%*
Other LatAm	88.0	*31%*	47.3	*25%*	229.9	*30%*	121.9	*23%*
Africa & Asia	**48.2**	*17%*	**40.6**	*22%*	**155.8**	*21%*	**132.2**	*24%*
Egypt	8.1	*3%*	18.6	*10%*	47.7	*6%*	72.6	*13%*
Other Africa & Asia	40.2	*14%*	22.0	*12%*	108.1	*14%*	59.6	*11%*
Total Revenue	**282.5**	*100%*	**185.8**	*100%*	**755.7**	*100%*	**541.5**	*100%*

The tables below present the breakdown of dLocal's gross profit by geography:

In millions of US$ except for %	Three months ended September 30				Nine months ended September 30			
	2025	% share	2024	% share	2025	% share	2024	% share
Latin America	**81.5**	**79%**	**55.6**	**71%**	**214.6**	*75%*	**157.7**	*75%*
Brazil	29.3	28%	15.4	20%	66.6	*23%*	52.5	25%
Argentina	11.8	11%	6.7	9%	36.5	*13%*	19.5	9%
Mexico	10.0	10%	12.8	16%	32.7	*11%*	31.6	15%
Other LatAm	30.4	29%	20.7	26%	78.9	*27%*	54.1	26%
Africa & Asia	**21.7**	**21%**	**22.6**	**29%**	**72.3**	*25%*	**53.2**	*25%*
Egypt	7.3	7%	12.3	16%	36.5	*13%*	32.4	15%
Other Africa & Asia	14.4	14%	10.2	13%	35.8	*12%*	20.8	10%
Total Gross Profit	**103.2**	*100%*	**78.2**	*100%*	**287.0**	*100%*	**211.0**	*100%*

Financial highlights

- **Total Payment Volume ("TPV")** reached a record US$10.4 billion in the third quarter, up 59% year-over-year compared to US$6.5 billion in the third quarter of 2024 and up 13% compared to US$9.2 billion in the second quarter of 2025. In constant currency, TPV growth for the period would have been 66% year-over-year.

- **Revenues** amounted to US$282.5 million, up 52% year-over-year compared to US$185.8 million in the third quarter of 2024 and up 10% compared to US$256.5 million in the second quarter of 2025. The quarter-over-quarter increase is explained by volume growth. In constant currency, revenue growth for the period would have been 63% year-over-year.

- **Gross profit** was US$103.2 million in the third quarter of 2025, up 32% compared to US$78.2 million in the third quarter of 2024 and up 4% compared to US$98.9 million in the second quarter of 2025. The quarter-over-quarter comparison is explained by (i) volume growth across frontier markets, with strong performance in Colombia, Bolivia, and Nigeria; and (ii) Brazil's solid growth across streaming, e-commerce and advertising coupled with a higher share of pay-ins. This positive result was offset by (i) Egypt, given the full-quarter impact of previously referenced share-of-wallet losses; (ii) Argentina, reflecting lower interest-rate spreads, temporary increase in processing costs, and non-cash IFRS inflation adjustment; and (iii) payment mix shift towards an APM with temporary margin pressure in Mexico, as well as a slowdown in TPV growth likely driven by increased tariffs on imports. In constant currency, gross profit growth for the period would have been 41% year-over-year.

- As a result, **gross profit margin** was 37% in this quarter, compared to 42% in the third quarter of 2024 and 39% in the second quarter of 2025.

- **Gross profit over TPV** was at 0.99%, decreasing from 1.20% in the third quarter of 2024 and 1.07% compared to the second quarter of 2025.

- **Operating profit** was US$55.6 million, up 35% compared to US$41.1 million in the third quarter of 2024 and flat compared to US$55.8 million in the second quarter of 2025. Operating expenses grew by 28% year-over-year, as we continue to invest in our capabilities. On the sequential comparison, operating expenses increased by 10% quarter-over-quarter, driven mostly by salaries and wages, especially in sales & marketing and technology, partially offset by a US$1 million decrease in impairment losses on financial assets.

- As a result, **Adjusted EBITDA** was US$71.7 million, up 37% compared to US$52.4 million in the third quarter of 2024 and up 2% compared to US$70.1 million in the second quarter of 2025.

- **Adjusted EBITDA margin** was 25%, compared to the 28% recorded in the third quarter of 2024 and 27% in the second quarter of 2025. Adjusted EBITDA over gross profit of 69% increased compared to 67% in the third quarter of 2024 and decreased compared to 71% in the second quarter of 2025.

- **Net financial result** was US$6.4 million gain, compared to a net finance loss of US$10.1 million in the third quarter of 2024 and a net finance loss of US$3.8 million in the second quarter of 2025, as explained in the Net Income section.

- Our effective **income tax rate** for the period was 15%, broadly in line with the prior quarter's 16%.

- **Net income** for the third quarter of 2025 was US$51.8 million, or US$0.17 per diluted share, up 93% compared to a profit of US$26.8 million, or US$0.09 per diluted share, for the third quarter of 2024 and up 21% compared to a profit of US$42.8 million, or US$0.14 per diluted share for the second quarter of 2025. During the current period, net income was impacted by lower finance costs following the reduction of our exposure to Argentine peso denominated bonds.

- **Adjusted Free cash flow** for the third quarter of 2025 amounted to US$37.6 million, up 28% year-over-year compared to US$29.3 million in the third quarter of 2024 and down -22% compared to US$48.4 million in the second quarter of 2025. The variation quarter-over-quarter is mostly affected by a short term impact of $13.1 million expected to reverse over next few quarters from the structuring used to expatriate flows from Argentina after regulatory changes during the third quarter 2025.

- As of September 30, 2025, dLocal had US$604.5 million in **cash and cash equivalents**, which includes US$333.1 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$59.7 million from US$273.4 million as of September 30, 2024. When compared to the US$253.8 million Corporate cash and cash equivalents position as of June 30, 2025, it increased by US$79.3 million quarter-over-quarter.

The following table summarizes our key performance metrics

	Three months ended September 30			Nine months ended September 30		
	2025	**2024**	*% change*	**2025**	**2024**	*% change*
Key Performance metrics			*(In millions of US$ except for %)*			
TPV	10,390	6,516	*59%*	27,709	17,861	*55%*
Revenue	282.5	185.8	*52%*	755.7	541.5	*40%*
Gross Profit	103.2	78.2	*32%*	287.0	211.0	*36%*
Gross Profit margin	37%	42%	*-6p.p*	38%	39%	*-1p.p*
Adjusted EBITDA	71.7	52.4	*37%*	199.7	131.8	*51%*
Adjusted EBITDA margin	25%	28%	*-3p.p*	26%	24%	*2p.p*
Adjusted EBITDA/Gross Profit	69%	67%	*2p.p*	70%	62%	*7p.p*
Profit	51.8	26.8	*93%*	141.3	90.8	*56%*
Profit margin	18%	14%	*4p.p*	19%	17%	*2p.p*

2025 guidance: an update

We currently expect TPV to exceed the high-end of the range we shared during the 2Q25 earnings results. Revenue is tracking around the upper limit for the year, while Gross Profit and Adjusted EBITDA are likely to be between the midpoint and upper level.

Our markets are inherently volatile. Consider the following in connection to our guidance until end of year.

- 4Q results are sensitive to seasonal performance during the peak shopping period of the year. Aggressive discounting by competitors, or softness by our merchants, can have an impact on projected numbers.

- Financial results highly dependent on evolution of Argentine peso and inflation (IFRS IAS 29 requires full-year inflation/FX adjustment to financials).

- The evolving macroeconomic, currency and trade landscape globally and its potential impact on emerging markets. As highlighted last quarter:

    o The recent increase in tariffs in Mexico (now also singling out low-value goods), along with potential trade barriers in other markets.

    o Shifting fiscal and tax regimes in Brazil.

    o The potential for currency devaluations and/or changes in FX regimes in Argentina, Egypt and Bolivia.

Metric	2025 Guidance (updated 2Q25)	Expectation compared to 2025 updated guidance (issued with 2Q25 results)				
		Below lower	Around lower	Around mid	Around upper	Above upper
TPV	40% - 50% YoY					▓
Revenue	30% - 40% YoY				▓	
Gross Profit	27.5% - 37.5% YoY			▓		
Adjusted EBITDA	40% - 50% YoY			▓		

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment's performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the finance income and costs, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, other operating gain/loss, other non-recurring costs, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues. dLocal defines Adjusted EBITDA to Gross Profit Ratio as Adjusted EBITDA divided by Gross Profit.

Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, ("Operating Segments"), Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio

are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal's Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment's performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal's performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal's Adjusted EBITDA to net income:

$ in thousands	Three months ended September 30		Nine months ended September 30	
	2025	**2024**	**2025**	**2024**
Profit for the period	**51,790**	**26,811**	**141,265**	**90,768**
Income tax expense	9,388	2,286	22,838	19,460
Depreciation and amortization	6,129	4,438	16,731	12,289
Finance income and costs, net	(6,383)	10,085	(9,566)	(18,259)
Share-based payment non-cash charges	6,840	6,204	17,771	17,441
Other operating loss[1]	2,398	578	5,300	3,950
Secondary offering expenses	739	-	739	-
Impairment loss / (gain) on financial assets	(5)	8	1,796	(93)
Inflation adjustment	794	1,954	2,663	6,263
Other non-recurring costs	-	-	123	-
Adjusted EBITDA	**71,690**	**52,364**	**199,659**	**131,819**

Note: [1] The Company wrote off certain amounts primarily related to merchants and processors that have been off-boarded or for which the balances are no longer considered recoverable by dLocal.

Special note regarding Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 16). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes.

In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS.

The table below presents a reconciliation of dLocal's Adjusted net income:

$ in thousands	Three months ended September 30		Nine months ended September 30	
	2025	**2024**	**2025**	**2024**
Net income as reported	**51,790**	**26,811**	**141,265**	**90,768**
Inflation adjustment	794	1,954	2,663	6,263
Exchange difference over intercompany loan	1,269	7,710	5,815	20,270
Exchange difference over bonds and treasury bills	1,171	-	8,300	-
Argentina Treasury Notes Hedging Costs	831	4,272	4,294	4,272
Expatriation costs	-	-	1,535	-
Fair value loss / (gain) of financial assets at FVTPL	(1,995)	95	(14,250)	(33,494)
Impairment loss / (gain) on financial assets	(5)	8	1,796	(93)
Share-based payment non-cash charges	6,840	6,204	17,771	17,441
Other operating loss[1]	2,397	578	5,299	3,950
Secondary offering expenses	739	-	739	-
Other non-recurring costs	-	-	123	-
Tax effect on adjustments	(252)	(4,227)	350	411
Adjusted net income	**63,579**	**43,405**	**175,700**	**109,788**

Note: [1] The Company wrote off certain amounts primarily related to merchants and processors that have been off-boarded or for which the balances are no longer considered recoverable by dLocal.

Reconciliation of TPV, Revenue and Gross profit constant currency measures to reported results

Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS.

As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

The table below presents a reconciliation of dLocal's constant currency measures:

As reported

In millions of US$ except for %	Three months ended September 30		
	2025	**2024**	**% change**
TPV	10,390	6,516	59%
Revenue	282	186	52%
Gross Profit	103	78	32%

Constant currency measures

In millions of US$ except for %	Three months ended September 30		
	2025	**2024**	**% change**
TPV	10,814	6,516	66%
Revenue	303	186	63%
Gross Profit	111	78	41%

Adjusted Free Cash Flow reconciliation

We calculate "Adjusted Free Cash Flow" as net cash (used in) / generated from cash flows from operating activities, less (i) changes in working capital (merchant), and (ii) capital expenditures. The working capital (merchant) is defined as (i) changes in Trade receivables net (disclosed in note 17 to our 3Q25 Financial Statements), plus (ii) changes in Trade payables (disclosed in note 20 to our 3Q25 Financial Statements), plus (iii) changes in Other tax liabilities (disclosed in note 21 to our 3Q25 Financial Statements). Capital expenditures consist of acquisitions of property, plant and equipment and additions of intangible assets.

Management uses Adjusted Free Cash Flow as a measure for evaluating the corporate cash generation and the cash available for distribution to our shareholders as dividends pursuant to our dividend policy. Adjusted Free Cash Flow is not a financial measure recognized under IFRS and does not purport to be an alternative to cash generated from operating activities or as a measure of liquidity. Our presentation of Adjusted Free Cash Flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. See below for a reconciliation of our Adjusted Free Cash Flow to the nearest IFRS measure.

The table below presents a reconciliation of dLocal's Adjusted Free Cash Flow reconciliation:

$ in thousands (except percentages)	Three months ended September 30		Nine months ended September 30	
	2025	**2024**	**2025**	**2024**
Net cash (used in) / generated from operating activities	95,174	39,571	315,044	108,347
Changes in working capital (merchant)[1]	(48,226)	(4,847)	(163,974)	(33,726)
Capital expenditures[2]	(9,349)	(5,431)	(25,295)	(16,521)
Adjusted Free Cash Flow	**37,599**	**29,293**	**125,775**	**58,100**

Note: [1] Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. [2] Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets.

Adjusted Operating Profit and Adjusted Operating Profit to Gross Profit reconciliation

We calculate "Adjusted Operating Profit" as operating profit for the period, plus the depreciation and amortization. We calculate "Adjusted Operating Profit to Gross Profit" for a period by dividing Adjusted Operating Profit for the corresponding period by gross profit.

Management uses Adjusted Operating Profit and Adjusted Operating Profit to Gross Profit as supplemental measures that we believe are useful to investors to compare our operating results to the operations of other companies in our industry. We measure our operating segment's financial performance by our Revenues,

Adjusted EBITDA and Adjusted EBITDA Margin, and we use these metrics to make decisions about allocating resources. Adjusted Operating Profit and Adjusted Operating Profit to Gross Profit are not financial measures recognized under IFRS accounting standards and do not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Additionally, Adjusted Operating Profit is not intended to be a measure of free cash flow available for management's discretionary use, as it does not consider certain cash requirements such as interest payments, future requirements for capital expenditures, tax payments and debt service requirements or other contractual commitments. Our presentation of Adjusted Operating Profit and Adjusted Operating Profit to Gross Profit has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS accounting standards. See below for a reconciliation of our Adjusted Operating Profit and Adjusted Operating Profit to Gross Profit to the nearest IFRS measure.

The table below presents a reconciliation of dLocal's Adjusted Operating Profit and Adjusted Operating Profit to Gross Profit reconciliation:

$ in thousands (except percentages)	Three months ended September 30		Nine months ended September 30	
	2025	**2024**	**2025**	**2024**
Operating Profit	**55,589**	**41,136**	**157,199**	**98,232**
Depreciation and amortization	6,129	4,438	16,732	12,289
Adjusted Operating Profit	**61,718**	**45,574**	**173,931**	**110,521**
Gross profit	**103,189**	**78,180**	**286,953**	**210,962**
Adjusted Operating Profit to Gross Profit	*60%*	*58%*	*61%*	*52%*

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares outstanding during the three-month and nine-month periods ended September 30, 2025 and 2024.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended September 30		Nine months ended September 30	
	2025	**2024**	**2025**	**2024**
Profit attributable to common shareholders (USD)	51,825,729	26,782,000	141,265,277	90,734,000
Weighted average number of common shares	293,841,049	282,212,297	289,680,047	291,582,333
Adjustments for calculation of diluted earnings per share	8,274,836	14,108,758	11,970,674	15,154,672
Weighted average number of common shares for calculating diluted earnings per share	302,115,885	296,321,055	301,650,721	306,737,005
Basic earnings per share	0.18	0.09	0.49	0.31
Diluted earnings per share	0.17	0.09	0.47	0.30



Appendix

Definition of selected operational metrics

API ➔ means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

Cross-border ➔ means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

Local payment methods ➔ refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

Local-to-local ➔ means a payment transaction whereby dLocal is collecting and settling in the same currency.

Net Revenue Retention Rate or NRR ➔ is a U.S. dollar-based measure of retention and growth of dLocal's merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it

is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

Pay-in ➔ means a payment transaction whereby dLocal's merchant customers receive payment from their customers.

Pay-out ➔ means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

Revenue from New Merchants ➔ means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

Revenue from Existing Merchants ➔ means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

TPV ➔ dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal's payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal's global merchants, the satisfaction of their end users, and the scale and growth of dLocal's business.

Rounding ➔ We have made rounding adjustments to some of the figures included in this interim report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

dLocal Limited

Certain financial information. Consolidated Statements of Comprehensive Income
for the three-month and nine-month periods ended September 30, 2025 and 2024
All amounts in thousands of U.S. Dollars except share data or as otherwise indicated

	Three months ended September 30		Nine months ended September 30	
	2025	**2024**	**2025**	**2024**
Continuing operations				
Revenues	**282,483**	**185,774**	**755,700**	**541,483**
Cost of services	(179,294)	(107,594)	(468,747)	(330,521)
Gross profit	**103,189**	**78,180**	**286,953**	**210,962**
Technology and development expenses	(8,844)	(6,930)	(22,992)	(18,803)
Sales and marketing expenses	(8,139)	(6,892)	(20,116)	(16,028)
General and administrative expenses	(28,223)	(22,636)	(79,551)	(74,042)
Impairment (loss)/gain on financial assets	5	(8)	(1,796)	93
Other operating loss	(2,398)	(578)	(5,300)	(3,950)
Operating profit	**55,589**	**41,136**	**157,199**	**98,232**
Finance income	10,418	7,335	33,756	54,839
Finance costs	(4,035)	(17,420)	(24,189)	(36,580)
Inflation adjustment	(794)	(1,954)	(2,663)	(6,263)
Other results	**5,589**	**(12,039)**	**6,904**	**11,996**
Profit before income tax	**61,178**	**29,097**	**164,103**	**110,228**
Income tax expense	(9,388)	(2,286)	(22,838)	(19,460)
Profit for the period	**51,790**	**26,811**	**141,265**	**90,768**
Profit attributable to:				
Owners of the Group	51,825	26,782	141,265	90,734
Non-controlling interest	(35)	29	-	34
Profit for the period	51,790	26,811	141,265	90,768
Earnings per share (in USD)				
Basic Earnings per share	0.18	0.09	0.49	0.31
Diluted Earnings per share	0.17	0.09	0.47	0.30
Other comprehensive Income				
Items that are or may be reclassified to profit or loss:				
Exchange difference on translation on foreign operations	(2,619)	(498)	5,210	(6,771)
Other comprehensive income for the period, net of tax	**(2,619)**	**(498)**	**5,210**	**(6,771)**
Total comprehensive income for the period	**49,171**	**26,313**	**146,475**	**83,997**
Total comprehensive income for the period is attributable to:				
Owners of the Group	49,257	26,301	146,441	83,979
Non-controlling interest	(86)	12	34	18
Total comprehensive income for the period	**49,171**	**26,313**	**146,475**	**83,997**

dLocal Limited

Certain financial information. Consolidated Statements of Financial Position
as of September 30, 2025 and September 30, 2024 *All amounts in thousands of U.S. dollars*

	Three months ended September 30	
	2025	**2024**
	September 30, 2025	**September 30, 2024**
ASSETS		
Current Assets		
Cash and cash equivalents	604,467	560,532
Financial assets at fair value through profit or loss	95,026	112,247
Trade and other receivables	576,389	405,917
Derivative financial instruments	828	591
Other assets	30,328	12,235
Total Current Assets	**1,307,038**	**1,091,522**
Non-Current Assets		
Financial assets at fair value through profit or loss	-	-
Trade and other receivables	13,823	1,787
Deferred tax assets	5,428	3,277
Property, plant and equipment	4,116	3,308
Right-of-use assets	3,212	3,939
Intangible assets	71,754	61,983
Other assets	3,383	5,343
Total Non-Current Assets	**101,716**	**79,637**
TOTAL ASSETS	**1,408,754**	**1,171,159**
LIABILITIES		
Current Liabilities		
Trade and other payables	816,729	669,608
Lease liabilities	1,147	1,127
Tax liabilities	14,806	17,525
Derivative financial instruments	1,606	4,579
Financial liabilities	63,079	16,775
Provisions	388	278
Total Current Liabilities	**897,755**	**709,892**
Non-Current Liabilities		
Deferred tax liabilities	3,768	1,276
Lease liabilities	2,566	2,985
Total Non-Current Liabilities	**6,334**	**4,261**
TOTAL LIABILITIES	**904,089**	**714,153**
EQUITY		
Share Capital	588	570
Share Premium	-	182,946
Treasury Shares	-	(200,980)
Capital Reserve	40,418	30,564
Other Reserves	(15,758)	(14,749)
Retained earnings	479,283	458,528
Total Equity Attributable to owners of the Group	**504,531**	**456,879**
Non-controlling interest	134	127
TOTAL EQUITY	**504,665**	**457,006**
TOTAL EQUITY AND LIABILITIES	**1,408,753**	**1,171,159**

dLocal Limited

Certain interim financial information. Consolidated Statements of Cash flows for the three-month and nine-month periods ended September 30, 2025 and 2024 *All amounts in thousands of U.S. dollars*

	Three months ended September 30		Nine months ended September 30	
	2025	**2024**	**2025**	**2024**
Cash flows from operating activities				
Profit before income tax	61,178	29,097	164,103	110,228
Adjustments:				
Interest Income from financial instruments	(8,424)	(7,430)	(19,506)	(21,345)
Interest charges for lease liabilities	64	44	146	131
Other interests charges	(167)	1,220	2,284	3,020
Finance expense related to derivative financial instruments	1,497	7,765	5,088	20,089
Net exchange differences	2,632	12,705	16,539	18,873
Fair value loss/(gain) on financial assets at FVPL	(2,115)	95	(14,249)	(33,494)
Amortization of Intangible assets	5,540	4,033	15,179	11,147
Depreciation and disposals of PP&E and right-of-use	1,244	484	2,432	1,232
Share-based payment expense, net of forfeitures	6,840	6,204	17,771	17,441
Other operating gain	2,397	578	5,299	3,950
Net Impairment loss/(gain) on financial assets	(5)	8	1,796	(93)
Inflation adjustment and other financial results	(3,570)	515	5,693	(11,359)
	67,111	**55,318**	**202,576**	**119,820**
Changes in working capital				
Increase in Trade and other receivables	(90,587)	48,999	(82,551)	(53,159)
Decrease / (Increase) in Other assets	1,049	(1,204)	3,249	1,299
Increase / (Decrease) in Trade and Other payables	125,649	(49,489)	218,943	63,743
Increase / (Decrease) in Tax Liabilities	(2,695)	(7,099)	(4,658)	651
Increase / (Decrease) in Provisions	(156)	2	(112)	(84)
Cash (used) / generated from operating activities	**100,371**	**46,527**	**337,447**	**132,271**
Income tax paid	(5,198)	(6,956)	(22,403)	(23,923)
Net cash (used) / generated from operating activities	**95,174**	**39,571**	**315,044**	**108,347**
Cash flows from investing activities				
Acquisitions of Property, plant and equipment	(220)	(52)	(1,680)	(1,278)
Additions of Intangible assets	(9,129)	(5,379)	(23,615)	(15,243)
Acquisition of financial assets at FVPL	(13,904)	(9,775)	(147,369)	(106,616)
Collections of financial assets at FVPL	45,056	9,796	179,027	108,097
Interest collected from financial instruments	8,424	7,430	19,506	21,345
Payments for investments in other assets at FVPL	-	-	(12,500)	-
Net cash (used in) / generated investing activities	**30,227**	**2,020**	**13,369**	**6,305**
Cash flows from financing activities				
Repurchase of shares	-	(19,316)	-	(101,067)
Share-options exercise paid	474	1,403	1,414	1,495
Dividends paid	-	-	(149,982)	-
Interest payments on lease liability	(64)	(44)	(146)	(131)
Principal payments on lease liability	(370)	(371)	(1,511)	(440)
Finance expense paid related to derivative financial instruments	(2,584)	(3,970)	(7,665)	(15,009)
Net proceeds from financial liabilities	10,908	16,775	22,922	16,775
Interest payments on financial liabilities	(4,621)	(648)	(10,622)	(648)
Other finance expense paid	(25)	(724)	(2,139)	(1,123)
Net cash used in by financing activities	**3,718**	**(6,895)**	**(147,728)**	**(100,148)**
Net increase in cash flow	**129,118**	**34,697**	**180,685**	**14,505**
Cash and cash equivalents at the beginning of the period	**476,939**	**531,620**	**425,172**	**536,160**
Net (decrease)/increase in cash flow	129,118	34,697	180,685	14,505
Effects of exchange rate changes on inflation and cash and cash equivalents	(1,590)	(5,784)	(1,390)	9,868
Cash and cash equivalents at the end of the period	**604,467**	**560,533**	**604,467**	**560,532**

Conference call and webcast

dLocal's management team will host a conference call and audio webcast on November 12, 2025 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal's website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the "One dLocal" platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.





Forward–looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA.

Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," "Forward-Looking Statements" and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

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d·local

Investor Relations Contact
investor@dlocal.com

Media Contact
media@dlocal.com

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, "Interim Financial Reporting" nor a financial statement as defined by International Accounting Standards 1 "Presentation of Financial Statements". The quarterly financial information in this press release has not been audited, whereas the annual results for the year ended December 31, 2024 are audited.